SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the

Securities Exchange Act Of 1934

DNP Select Income Fund Inc.

(Name of Subject Company (Issuer))

Remarketed Preferred Stock, Series D

Remarketed Preferred Stock, Series E

Auction Preferred Stock, Series TH

and

Auction Preferred Stock, Series F

(Title of Class of Securities)

23325P 50 0

23325P 60 9

23325P 85 6

and

23325P 87 2

(CUSIP Number of Class of Securities)

Nathan I. Partain	Lawrence R. Hamilton, Esq.
DNP Select Income Fund Inc.	Mayer Brown LLP
200 South Wacker Drive, Suite 500	71 South Wacker Drive
Chicago, Illinois 60606	Chicago, Illinois 60606

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$192,000,000 (a)	$22,003.20 (b)

(a)    Calculated based on the maximum aggregate purchase price of $192,000,000 (excluding accrued and unpaid dividends, fees and expenses to be paid by the Issuer for shares in the offer.

(b)    Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,003.20	Filing Party: DNP Select Income Fund Inc.
Form or Registration No.: SC TO-I	Date Filed: May 3, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.

This Amendment No. 1 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by DNP Select Income Fund Inc., a Maryland corporation registered as a closed-end investment company under the Investment Company Act of 1940 (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on May 3, 2012 (the “Schedule TO”). The Schedule TO relates to the Fund’s offer to purchase for cash shares of its preferred stock, par value $0.001 per share (“Preferred Stock”), having an aggregate liquidation preference of up to $200,000,000 (excluding Accrued Dividends (as defined below), fees and expenses) , consisting of (i) Preferred Stock, designated Remarketed Preferred Stock, Series D (“Series D RP”), (ii) Preferred Stock, designated Remarketed Preferred Stock, Series E (“Series E RP”), (iii) Preferred Stock, designated Auction Preferred Stock, Series TH (“Series TH APS”), and (iv) Preferred Stock, designated Auction Preferred Stock, Series F (“Series F APS” and, together with the Series D RP, the Series E RP and the Series TH APS, the “Preferred Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which have been previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Filed herewith as Exhibit (a)(5)(ii) is a copy of the press release issued by the Fund dated June 4, 2012 announcing the extension of the tender offer to June 18, 2012, and the information contained therein is incorporated herein by reference.

Each holder of Preferred Shares that validly tenders, and does not validly withdraw, its Preferred Shares, and which Preferred Shares are accepted for purchase by the Fund upon the terms and subject to the conditions set forth in the Offer to Purchase, will receive (a) $96,000 per share of Series D RP, equal to 96% of the $100,000 liquidation preference per share of Series D RP, (b) $96,000 per share of Series E RP, equal to 96% of the $100,000 liquidation preference per share of Series E RP, (c) $24,000 per share of Series TH APS, equal to 96% of the $25,000 liquidation preference per share of Series TH APS, and (d) $24,000 per share of Series F APS, equal to 96% of the $25,000 liquidation preference per share of Series F APS. Each holder of Preferred Shares that validly tenders, and does not validly withdraw, its Preferred Shares, and whose Preferred Shares are accepted for purchase by the Fund, will also receive accrued and unpaid dividends from the last applicable dividend payment date to, but not including, June 19, 2012, or such later date to which the Fund’s tender offer is extended (“Accrued Dividends”).

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.

Not applicable.

Item 12.    Exhibits.

Item 12 is hereby amended to add the following exhibit:

Exhibit No.	Document

(a)(5)(ii)	Press Release issued by the Fund dated June 4, 2012.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DNP Select Income Fund Inc.

By:	/s/ Nathan I. Partain
Name:	Nathan I. Partain
Title:	President and Chief Executive Officer

Dated as of:            June 4, 2012

Exhibit Index

Exhibit No.	Document
(a)(1)(i)[1]	Offer to Purchase dated May 3, 2012.
(a)(1)(ii)[1]	Letter of Transmittal (including Form W-9).
(a)(1)(iii)[1]	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)[1]	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)[1]	Notice of Withdrawal.
(a)(5)(i)[1]	Press Release issued by the Fund dated May 3, 2012.
(a)(5)(ii)	Press Release issued by the Fund dated June 4, 2012.
(b)(1)[1]	Committed Facility Agreement, dated as of March 6, 2009, between the Fund and BNP Paribas Prime Brokerage, Inc.
(d)(1)	Form of Remarketing Agreement (Incorporated by reference from exhibit k.3 to pre-effective amendment no. 3 to the Fund’s registration statement on Form N-2, no. 33-22933)
(d)(2)	Form of Amended and Restated Auction Agency Agreement (Incorporated by reference from post-effective amendment no. 53 to the Fund’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

1	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on May 3, 2012.